SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting of Gafisa S.A. (“Company”)

held on March 8, 2018

1. Date, Time and Place: On March 8, 2018, at 10 a.m., in the City and State of São Paulo, at Avenida das Nações Unidas 8.501, 19° andar.

2. Call Notice and Attendance: All members of the Company’s Board of Directors attended the meeting, therefore, the instatement and approval of the quorum were verified. Members of the Company’s Board of Executive Officers also attended the meeting.

3. Composition of the Board: Chairman: Odair Garcia Senra. Secretary: Janine Maria Corrêa Pupo.

4. Resolutions: The members of the Board of Directors unanimously resolved, without any reservations, pursuant to Article 142, V of Law No. 6.404/76 and Article 22 (m) of the Company’s Bylaws, to approve the disclosure and advise on the approval by the Company’s shareholders at the Annual Shareholders’ Meeting of the Company’s Management Report and the financial statements for the fiscal year ended December 31,2017, accompanied by its notes and the unqualified Independent Auditor’s Report, dated March 8, 2018.

5. Closing: With no further matters to be discussed, these minutes were read, approved and signed by the Board members.

Odair Garcia Senra	Cláudio José Carvalho de Andrade
Francisco Vidal Luna	Guilherme Affonso Ferreira
José Écio Pereira da Costa Júnior	Maurício Marcellini Pereira
Rodolpho Amboss	Janine Maria Corrêa Pupo Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 8, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer